

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 2, 2008

By U.S. Mail and Facsimile

Mr. Brian H. McCurrie
Chief Financial Officer
Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

> **Re:** **Koppers Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 4, 2008**
> **File No. 001-32737**

Dear Mr. McCurrie:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief